Main Page (1)
TYPE					SC 13G/A
PERIOD				12/31/2002
FILER
	CIK				0000764106
	CCC				b3bs*txx
SUBMISSION-CONTACT
	NAME				STEFANIE M. HIGA
	PHONE				808-525-5158
SUBJECT-COMPANY
	NAME				ALEXANDER & BALDWIN, INC.
	CIK				0000003453
	IRS-NUMBER			99-0032630
FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

ALEXANDER & BALDWIN, INC.
	------------------------------------------
(Name of Issuer)

Common Stock, Without Par Value
	------------------------------------------
(Title of Class of Securities)

014482103
	------------------------------------------
(CUSIP Number)

December 31, 2002
	-------------------------------------------
Date of Event Which Requires Filing this Statement

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of
 	that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 014482103	13G	Page 2 of 4

      (1)   NAMES OF REPORTING PERSONS
          	S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSONS

         	 	BancWest Corporation
	        	99-0156159
	-----------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)	[ ]
	(b	[ ]
	-----------------------------------------------------------------

(3)	SEC USE ONLY
-----------------------------------------------------------------

(4) CITIZENSHIP OR PLACE OF ORGANIZATION
		Delaware
	-------------------------------------------------------------------

  			(5) 	SOLE VOTING POWER
		NUMBER OF		367,936
			SHARES	--------------------------------------------------
-------
		BENEFICIALLY	(6)	SHARED VOTING POWER
			OWNED BY			1,818,030
			EACH	--------------------------------------------------------
--
		 REPORTING		(7)	SOLE DISPOSITIVE POWER
			PERSON			1,250,836
			 WITH	--------------------------------------------------------
--
(8) SHARED DISPOSITIVE POWER
935,130
	---------------------------------------------------------------------

	(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,185,966
---------------------------------------------------------------------
	(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          ---------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.3%
---------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
		HC

CUSIP NO. 014482103	13G	Page 3 of 4

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)   Name of issuer
		Alexander & Baldwin, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices
		822 Bishop Street
		Honolulu, HI  96813

Item 2(a)   Name of person filing

		BancWest Corporation

Item 2(b)   Address or principal business office or, if none, residence:
		999 Bishop Street
		Honolulu HI 96813

Item 2(c)   Citizenship: Delaware

Item 2(d)   Title of class of securities:
		Common Stock, Without Par Value

Item 2(e)   CUSIP No.: 	014482103

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

		(g) [X] A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G).

Item 4   Ownership

     	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   	Amount beneficially owned: 2,185,966
     (b)   	Percent of class: 5.3%
     (c)  	Number of shares as to which the person has:
     (i)	Sole power to vote or to direct the vote: 453,662
	(ii)	Shared power to vote or to direct the vote:
1,850,252
	(iii)	Sole power to dispose or to direct disposition of:
1,346,662
(iv) Shared power to dispose or to direct the disposition of:
957,252

CUSIP NO. 014482103	13G	Page 4 of 4


Item 5   Ownership of 5 percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Alexander & Baldwin, Inc. No one person's interest in such common stock of Alexander & Baldwin, Inc. is more than five percent of the total outstanding common stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
Person.: See Exhibit 1

Item 8   Identification and Classification of Members of the Group

	Not Applicable

Item 9   Notice of Dissolution of Group

	Not Applicable

Item 10  Certification

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are
	not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        				Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          February 20, 2003


        Signature:


        Name/Title:	William E. Atwater
	Senior Vice President and Secretary

DOCUMENT
TYPE			EX-1
DESCRIPTION		IDENTIFICATION OF THE RELEVANT SUBSIDIARY
TEXT

	EXHIBIT 1.

BancWest Corporation (HC) is the parent holding company of First
Hawaiian Bank (BK), a bank.


TEXT
/DOCUMENT